Exhibit 99.1

IceCure Reports Positive 5-Year Top-Line Results from ICESECRET Kidney Cancer Cryoablation Study: 89.4% and 83.9% Recurrence-Free Rates

At a median follow-up of four years, 89.4% recurrence-free rate in patients with tumors ≤3 cm and no prior kidney cancer; 83.9% recurrence-free rate for general study population

Full analysis of results to be presented at European Conference of Interventional Oncology 2026 in Basel, Switzerland

Data supports broader commercial adoption of ProSense® as a minimally invasive treatment for small renal masses in markets where it is approved for kidney cancer, including the U.S. and Europe

CAESAREA, Israel, March 25, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced positive top-line results from its ICESECRET clinical trial of ProSense® for the treatment of small renal masses (“SRMs”) in kidney cancer patients.

A total of 114 patients were enrolled in the study, of whom 112 were evaluated at a median follow-up of four years (IQR 1.4–5.3). The study demonstrated that 83.9% of patients were recurrence-free at this median follow-up period. Among these patients, 12 underwent a second cryoablation procedure at a mean of 1.73±1.2 years. In a subgroup of patients with tumors ≤3 cm, no prior kidney cancer, and successful initial procedures, the recurrence-free rate reached 89.4%.

More detailed data from the study will be presented by Principal Investigator Prof. Halahmi Sarel at the European Conference on Interventional Oncology (“ECIO”), which will take place form April 26 to 30, 2026, in Basel, Switzerland.

ProSense® is currently approved in the U.S., Europe and other key markets for the treatment of malignant and benign kidney tumors.

“We believe the positive top-line results from this study further reinforce cryoablation with ProSense® as an effective and durable treatment option for patients with small renal masses,” said Eyal Shamir, Chief Executive Officer of IceCure. “We believe these findings may help drive broader commercial adoption of ProSense® in countries where it is already approved to treat kidney tumors, as physicians and healthcare systems continue to seek minimally invasive alternatives with strong long-term outcomes.”

ICESECRET, a prospective, multicenter, single-arm clinical trial, was performed at Bnai Zion Medical Center in Haifa, Israel and Shamir Medical Center in Be’er Ya’akov, Israel and is led by Principal Investigator Prof. Halahmi Sarel. The trial included 114 patients (138 lesions) with localized SRMs of ≤5 cm ablated with ProSense® cryoablation under CT guidance. Follow-up visits were performed at six weeks, six months, one year and then annually up to five years after the procedure using ProSense®. During follow-up visits, data related to local recurrence, based on CT imaging, was collected. Safety was determined by monitoring procedure-related adverse events throughout the study.

SRMs are increasingly detected due to increased imaging and represent a growing clinical challenge, particularly among elderly patients and those with comorbidities who are not suitable candidates for surgery. Minimally invasive, nephron-sparing treatment options that preserve kidney function, while effectively controlling tumors, are critically needed. The incidence of kidney cancer is growing worldwide, with an estimated 400,000 new of kidney cancer cases globally, according to a 2024 study published in Nephrology Dialysis Transplantation. As of 2025, over 80,000 new cases of kidney cancer are diagnosed in the U.S. alone, according to the U.S. National Cancer Institute, highlighting a growing, unmet need.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the Company’s belief that the positive top-line results from the ICESECRET study further reinforce cryoablation with ProSense® as an effective and durable treatment option for patients with small renal masses; the Company’s belief that the ICESECRET study findings may help drive broader commercial adoption of ProSense® in markets where it is already approved for the treatment of kidney tumors; the expected presentation of full study results at the ECIO; and the Company’s expectations regarding the role of minimally invasive, nephron-sparing treatment options in addressing the growing unmet need in kidney cancer care. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

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